Exhibit 99.1

DOCEBO INC.

Common Shares

UNDERWRITING AGREEMENT

January 21, 2021

To the Managers named in Schedule I-A hereto for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Certain shareholders named in Schedule I-B hereto (the “Selling Shareholders”) of Docebo Inc. (the “Company”), a corporation incorporated under the Business Corporations Act (Ontario) (the “OBCA”), propose, severally, to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), the respective number of the Company’s common shares set forth opposite such Selling Shareholders’ names in Schedule I-B hereto (the “Firm Shares”). The Selling Shareholders also propose, severally, to sell to the several Underwriters not more than the respective additional number of the common shares set forth opposite such Selling Shareholders’ names in Schedule I-B hereto (the “Additional Shares”), if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 3 of this Underwriting Agreement (the “Agreement”). If the Underwriters elect to purchase less than all of the Additional Shares, the number of Additional Shares sold by each Selling Shareholder will be adjusted proportionally based on its or his number of Firm Shares to be sold. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.” If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I-A hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of the other provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed (i) a preliminary short form base shelf prospectus, dated October 15, 2020 and (ii) a final short form base shelf prospectus, dated October 22, 2020, in both the English and French languages unless the context indicates otherwise, together with all documents incorporated by reference (the “Canadian Base Prospectus”), in respect of up to C$750,000,000 aggregate principal amount of common shares, preferred shares, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (collectively, the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the preliminary short form base shelf prospectus, dated October 15, 2020 and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on January 20, 2021, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-251046) in respect of the Shelf Securities with the Commission on December 1, 2020 and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, as amended, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement, dated January 20, 2021, relating to the Offering (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I-A hereto, “road show” means (except for purposes of Section 4 hereof) a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide”, in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters and to each Selling Shareholder as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)

The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission;

and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)

(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 10(c) hereof, or (ii) information relating to any Selling Shareholder furnished to the Company in writing by such Selling Shareholder expressly for use therein, it being understood that the only information so furnished by such Selling Shareholder consists of the name of such Selling Shareholder, the number of Common Shares beneficially owned by such Selling Shareholder before the Closing Date and immediately following the Closing Date and other information with respect to such Selling Shareholder (excluding percentages) that appear in the table (and corresponding footnotes) under the caption “Selling Shareholders” in the Prospectuses (the “Selling Shareholder Information”). The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(c)

Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I-A hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(d)

The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I-A hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e)

Since the respective dates as of which information is given in the Time of Sale Prospectus and the Prospectuses, and except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses: (i) there has been no material adverse change, or any development involving a prospective material adverse change, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and each of Docebo NA, Inc., Docebo UK Limited, Docebo S.P.A., Docebo EMEA FZ-LLC, forMetris Société par Actions Simplifiée and any subsidiaries formed after the date hereof and prior to the Closing Date (collectively, the “Subsidiaries”), taken as a whole and as a going concern (“Condition of the Company”); (ii) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries taken as a whole; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(f)

The Company and each of its Subsidiaries is a valid and subsisting corporation, duly incorporated, continued or amalgamated and in good standing under the laws of their respective jurisdictions of formation, incorporation, continuation or amalgamation and have all requisite power, capacity and authority to carry on their business as now conducted or contemplated to be conducted and to own, lease and operate their property and assets and, in the case of the Company, to execute, deliver and perform its obligations hereunder; and, no proceedings have been taken or authorized by the Company or its shareholders or to the knowledge of the Company, any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Company.

(g)	All of the outstanding Common Shares of the Company have been duly authorized and are validly issued, fully paid and non-assessable.

(h)

All of the issued and outstanding shares of, or other equity interests in, the Subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable, and are free and clear of any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), restriction on transfer, or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation (“Lien”), whatsoever other than permitted liens under the Company’s credit facility with The Toronto-Dominion Bank (“Permitted Liens”) providing for a committed revolving term credit facility in the aggregate principal amount of up to US$15 million (“Credit Facility”).

(i)	[Reserved.]

(j)

The execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary corporate action on the part of the Company and does not require the consent, approval, authorization, registration or qualification of or with any court, governmental entity or other third party, except: (a) those which have been obtained (or will be obtained prior to the Closing Date), or (b) those as may be required (and will be obtained prior to the Closing Date) under applicable Canadian Securities Laws.

(k)	[Reserved.]

(l)

Except for the investor rights agreement entered into on October 8, 2019 among the Company and certain of its shareholders (as amended or supplemented from time to time, the “Investor Rights Agreement”), the related side letter to the Investor Rights Agreement, dated November 30, 2020, among the Company and certain of its shareholders, and contracts, agreements or understandings expired in accordance with their terms prior to the date of this Agreement, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the Offering to which the Prospectuses relate.

(m)

In connection with the Offering, the Company will have complied as of the Closing Date with all requirements applicable to it, and obtained all consents and waivers required to be obtained by it, on or prior to the Closing Date as may be required under Canadian Securities Laws, U.S. federal and state securities laws, the rules of the Nasdaq Global Select Market (“Nasdaq”) and the rules and regulations of the TSX.

(n)

This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (a) as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (b) as limited by the application of equitable principles when equitable remedies are sought, (c) that rights to indemnity and contribution may be limited under applicable law, and (d) that provisions that attempt to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the agreement would be determined only in the discretion of the court.

(o)

Neither the Company nor any of its Subsidiaries is in violation or default of, nor will the execution and delivery of this Agreement, and the performance by the Company of its obligations hereunder, result in a breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or result in the imposition of any Lien upon any property or assets of the Company or its Subsidiaries pursuant to:

(i)	any of the terms, conditions or provisions of the articles or by-laws of the Company or any of its Subsidiaries, or any resolution of their respective directors or shareholders;

(ii)	the provisions of the Company’s credit agreement dated July 25, 2019 in respect of the Credit Facility (the “Credit Agreement”);

(iii)	any law applicable to the Company or its Subsidiaries;

(iv)

any judgement, decree, order or award of any court, governmental entity or arbitrator having jurisdiction over any of the Company or its Subsidiaries, of which the Company or its Subsidiaries are aware; or

(v)

any agreement, license, authorization or permit necessary for the conduct of their businesses, to which any of the Company or its Subsidiaries is party or bound or to which any of the business, operations, property or assets of the Company or its Subsidiaries is subject;

which violation or default would, individually or in the aggregate: (i) result in a material adverse effect on the Condition of the Company or (ii) materially impair the ability of the Company to perform its obligations under this Agreement.

(p)	The authorized and issued share capital of the Company conforms to the description thereof contained in the Preliminary Prospectuses and the Prospectuses, as applicable.

(q)

Except for the Investor Rights Agreement, no person (except for the Underwriters hereunder) has an agreement (oral or written) or option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the subscription or issuance by Company of any unissued shares of the Company, or for the purchase or acquisition, outside of the ordinary course of business, of any material assets or material property of any kind of the Company or any of its Subsidiaries. Other than the Company or any of its Subsidiaries pursuant to inter-company arrangements, no person has an agreement (oral or written) or option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the subscription or issuance by any Subsidiary of any unissued shares of the Subsidiary.

(r)

Neither the Company nor any of its Subsidiaries is in violation of any laws, other than violations which would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Condition of the Company.

(s)

The Company and its Subsidiaries possess all licenses, permits, franchises, certificates, registrations and authorizations necessary to conduct their business and own their property and assets and are not in default or breach of any of the foregoing, except for failure to possess, defaults or breaches which would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Condition of the Company.

(t)

Except those that would not reasonably be expected to have a material adverse effect on the Condition of the Company, neither the Company nor any of its Subsidiaries is in breach of, conflict with, or default under, and no event or omission has occurred which after notice or lapse of time or both, would constitute a breach of, conflict with, or default under, or would result in the acceleration or maturity of any material indebtedness or other material liabilities or obligations under any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, license or other document to which it is a party or is subject or by which it is bound.

(u)

There is no action, suit or proceeding before or by any governmental entity now pending or, to the knowledge of the Company, threatened against the Company, its Subsidiaries or any of their properties or assets (collectively, “Proceedings”) that is required to be disclosed in the Preliminary Prospectuses or the Prospectuses or that would reasonably be expected to have a material adverse effect on the Condition of the Company or the consummation of the transactions contemplated in this Agreement, and the aggregate of all pending Proceedings, including routine litigation, would not reasonably be expected to have a material adverse effect on the Condition of the Company if determined unfavorably.

(v)

The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and Nasdaq and no governmental entity has issued any order preventing or suspending the trading of the Company’s securities, the use of the Preliminary Prospectuses, the Prospectuses or the distribution of the Shares and the Company is not aware of any investigation, order, inquiry or proceeding which has been commenced or which is pending, contemplated or threatened by any such authority.

(w)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or that would reasonably be expected to be material to an investor in making a decision to purchase the Shares.

(x)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its Subsidiaries has outstanding any debentures, notes, mortgages or other indebtedness that is material to the Company and its Subsidiaries, taken as a whole.

(y)	Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company does not have any contingent liabilities that would be required to be disclosed under IFRS, in excess of the liabilities that are either reflected or reserved against in the Company’s financial statements which would reasonably be expected to be material to the Condition of the Company.

(z)

Except with respect to matters which would not reasonably be expected to have a material adverse effect on the Condition of the Company: (a) all income tax returns of the Company and its Subsidiaries required by law to be filed in any jurisdiction have been filed, all such returns are complete and accurate and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided; (b) all other tax returns of the Company and its Subsidiaries required to be filed pursuant to any applicable law have been filed, all such returns are complete and accurate and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided; (c) the Company has made installments of taxes as and when required; and (d) the Company has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law.

(aa)

The Preliminary Prospectuses and the Prospectuses disclose, to the extent required by applicable Canadian Securities Laws and U.S. federal and state securities laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company.

(bb)	The Company has no pension, retirement or similar plans relating to current or former employees, officers or directors of the Company or any of its Subsidiaries, whether written or oral.

(cc)

Except as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Condition of the Company, (a) each of the Company and its Subsidiaries is in compliance with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (b) no labor dispute (including any strike, lock-out or work slow-down or stoppage) with the current or former employees of the Company of any of its Subsidiaries exists or is pending or, to the knowledge of the Company is threatened or imminent, and the Company has no knowledge of any existing or imminent labor disturbance by the employees of the Company’s or the Subsidiaries’ principal suppliers, value-added resellers or agents that would impact the Company;

(c) the labor relations of the Company and its Subsidiaries are satisfactory; and (d) no union has been accredited or otherwise designated to represent any employees of the Company or its Subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the premises of the Company or its Subsidiaries and none is currently being negotiated by the Company or its Subsidiaries.

(dd)

Except for Company IP (as defined below), which is addressed separately, the Company and its Subsidiaries have good and marketable title to the material property and assets owned by them and hold valid leases in all material property leased by them, in each case, free and clear of all Liens other than: (i) those which would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Condition of the Company; or (ii) Permitted Liens.

(ee)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its Subsidiaries owns any real property and none has entered into any agreement to acquire any real property.

(ff)

The Company has not received any notice or other communication from the owner or manager of any of its leased material properties that the Company or any of its Subsidiaries is not in compliance with any material term or condition of its lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened.

(gg)

All material tangible assets of the Company and its Subsidiaries are in good working condition and repair except as would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Condition of the Company.

(hh)

The Company and its Subsidiaries maintain insurance policies with reputable insurers against risks of loss of or damage to their properties, assets and business of such types and in such amounts as are customary in the case of entities engaged in the same or similar businesses and the Company and its Subsidiaries are not in default in any material respect under any such policies.

(ii)

Except as would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Condition of the Company: (a) neither the Company nor any of its Subsidiaries is in violation of any applicable law relating to pollution or occupational health and safety, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (b) to the knowledge of the

Company, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its Subsidiaries and (c) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(jj)

(a) None of the Company or its Subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption statute or regulation; (b) the Company and its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption statutes and regulations and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (iii) neither the Company nor its Subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(kk)

The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll)	(a) None of the Company, any of its Subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its Subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A)    the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(B)    located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(b) The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)    to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)    in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(c) The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. For the past five years, the Company and each of its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mm)

Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office in violation of any law or of the character required to be disclosed in the Time of Sale Prospectus or the Prospectuses, or any related amendment thereto.

(nn)

The Company or its Subsidiaries, as the case may be, is the legal and beneficial owner of, has good and marketable title to, the right to use and exploit, and owns all rights, title and interest in all Company IP (as defined below) free and clear of all Liens except for Permitted Liens, covenants, conditions, options to purchase and restriction, except where the failure to so own, use or exploit would not result in a material adverse effect on the Condition of the Company. “Company IP” means the following intellectual property that is owned by the Company or its Subsidiaries, whether through development, creation, conception or acquisition: (a) trademarks, including brand names, business names, trade names, registered and unregistered trademarks, service marks, certification marks, distinguishing guises, trade dress, get-up, logos and other indications of origin; (b) patents, including patents, patent rights (including design patents and industrial designs) and related applications; (c) copyrights, writings and other copyrightable works of authorship, including computer programs, data bases and related documentation, maskworks and integrated circuit topographies; and (d) trade secrets (proprietary and non-public business information) including know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, research and development information, customer lists, and business plans and marketing plans.

(oo)

Except as would not reasonably be expected to have a material adverse effect on the Condition of the Company: (a) no action, suit, proceeding or claim is pending, nor have the Company or its Subsidiaries received any notice or claim (whether written, oral or otherwise), challenging the ownership, validity or right to use any of the Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect to Company IP; (b) to the knowledge of the Company, there is no Company IP being used or enforced by the Company or any of its Subsidiaries in a manner that would result in its abandonment, cancellation or unenforceability; and (c) to the knowledge of the Company, no person is infringing upon, violating or misappropriating any material Company IP and neither the Company nor any of its Subsidiaries is a party to any action or proceeding that alleges that any person has infringed, violated or misappropriated any Company IP.

(pp)

Except in each case as would not reasonably be expected to have a material adverse effect on the Condition of the Company, and except in relation to open source software or commercially available off-the-shelf software: (a) each of the Company and its Subsidiaries, as applicable, have entered into valid and enforceable written agreements in respect of their licensed intellectual property; (b) the Company or its Subsidiaries has been granted licenses and permission to use, reproduce, sub-license, sell, modify, update, enhance or otherwise exploit the licensed intellectual property to the extent required to conduct the business of the Company and its Subsidiaries (including, if required, the right to incorporate such licensed intellectual property into the Company IP); and (c) all license agreements in respect to any licensed intellectual property that is material to the business of the Company are in full force and effect and none of the Company or its Subsidiaries is in default of any of their material obligations thereunder.

(qq)

Except in each case as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company: (a) to the extent any Company IP was invented, developed, modified, created, conceived, supported or reduced to practice, in whole or in part, by current or past employees or independent contractors of the Company or any of its Subsidiaries, the Company and its Subsidiaries have obtained written agreements providing for confidentiality, non-disclosure and assignment of inventions executed by all of such employees and independent contractors; and (b) the Company and Subsidiaries treat their software products, including all source code therein, as confidential and proprietary business information and have taken commercially reasonable steps to protect the source code as trade secrets.

(rr)

Except in each case as would not reasonably be expected to have a material adverse effect on the Condition of the Company: (i) neither the Company nor any of its Subsidiaries is a party to any action or proceeding; and (ii) to the knowledge of the Company, there are no actions or proceedings threatened, in each case that allege that the Company or its Subsidiaries has infringed, violated or misappropriated any intellectual property of any person.

(ss)

Except in each case as would not reasonably be expected to have a material adverse effect on the Condition of the Company, the Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to control risks and to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same. Except as would not reasonably be expected to have a material adverse effect on the Condition of the Company, the Company and its Subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. The Company and its Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Personal Data with each of its subscribers, and the Company has implemented compliance measures to ensure that its subscribers are in material compliance with the terms of such data processing agreements.

(tt)	Except for the transactions contemplated by this Agreement, since September 30, 2020:

(i)	there has not been any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company;

(ii)	there has not been any material change in the capital stock or long-term or short-term debt of the Company determined on a consolidated basis; and

(iii)	there has been no transaction out of the ordinary course of business that is material to the Company and its Subsidiaries taken as a whole.

(uu)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, to the knowledge of the Company, none of the directors or officers or employees of the Company or any of its Subsidiaries, any person who owns or exercises control over, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any of the foregoing, has, or has had within the last three years, any material interest, direct or indirect, in any transaction, or in any proposed transaction (within the meaning of Item 11 of Form 51-102F5 – Information Circular), that has materially affected or will materially affect the Company or its Subsidiaries.

(vv)

To the knowledge of the Company, none of the Company’s directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on any stock exchange.

(ww)

The minute books and corporate records of the Company and its Subsidiaries made available to Stikeman Elliott LLP, Canadian counsel to the Underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Underwriters, for the periods from their respective dates of incorporation, continuance or amalgamation, as the case may be, to the date of examination thereof are the original minute books and records of the Company and its Subsidiaries and contain, in all material respects, all proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company and its Subsidiaries.

(xx)

Other than the Underwriters and any such dealer or broker other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Shares, there is no person acting or purporting to act at the request of the Company, who is entitled to any commission, finder’s fee, advisory fee, underwriting fee or agency fee in connection with or as a result of the sale of the Shares.

(yy)

The Company’s auditors, PricewaterhouseCoopers LLP (“PwC”), are independent public accountants as required under Canadian Securities Laws and are an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States), and there has not been any disagreement (within the meaning of National Instrument 51-102

– Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(zz)

No acquisition has been made by the Company or its Subsidiaries during the three most recently completed financial years of the Company that would be a significant acquisition for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company or its Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of the Company or its Subsidiaries completing the acquisition is high and that, if completed by the Company or its Subsidiaries at the date of the Time of Sale Prospectus or the Prospectuses, as applicable, would be a significant acquisition for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Time of Sale Prospectus or the Prospectuses, as applicable, pursuant to such laws.

(aaa)

The Company has a reasonable basis for disclosing any forward-looking information contained in the Time of Sale Prospectus and the Prospectuses and is not, as of the date hereof, required to update such forward looking information pursuant to National Instrument 51-102 – Continuous Disclosure Obligations.

(bbb)	[Reserved.]

(ccc)

There are no reports or information that, in accordance with the requirements of the Canadian Securities Regulators and Canadian Securities Laws and the Commission and U.S. securities laws, must be made publicly available in connection with the Offering of the Shares that have not been made publicly available as required; there are no documents required to be filed with any Canadian Securities Regulators or the Commission in connection with the Preliminary Prospectuses or the Prospectuses, as applicable, that have not been filed, or will be filed on or before the Closing Date, as required by applicable Canadian Securities Laws and U.S. securities laws; and there are no contracts or documents which are required by Canadian Securities Laws or U.S. securities laws to be described as material contracts in the Preliminary Prospectuses and the Prospectuses which have not been so described.

(ddd)

TSX Trust Company is the duly appointed Canadian registrar and transfer agent for the Shares, and Continental Stock Transfer & Trust is the duly appointed U.S. co-registrar and transfer agent for the Shares.

(eee)

The Company is qualified under National Instrument 44-101 – Short Form Prospectus Distributions to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions.

(fff)

The Company is a reporting issuer or the equivalent in good standing in all of the Canadian Qualifying Jurisdictions under the Canadian Securities Laws and the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX.

(ggg)

(i) The audited financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto, and present fairly in all material respects the consolidated financial position of the Company as at December 31, 2019 and 2018 and the consolidated results of operations and comprehensive income, changes in shareholders’ equity and cash flows of the Company for the years ended December 31, 2019 and 2018; and (B) the interim financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto, and present fairly in all material respects the consolidated financial position of the Company as at September 30, 2020 and the consolidated results of operations and comprehensive income (loss), changes in equity and cash flows of the Company for the three and nine month periods ended September 30, 2020 and 2019.

(hhh)

The Company has established and maintains a system of “disclosure controls and procedures” and “internal control over financial reporting” as required by Rule 13a-15(e) under the Exchange Act, NI 52-109 and Canadian Securities Laws (and subject to applicable exemptions therefrom), which are effective in all material respects to perform the functions for which they were established. Based on the most recent evaluation of its internal controls over financial reporting, the Company is not aware, and has not been advised by its auditors, of any “material weakness”.

(iii)

Neither the Company nor any of its Subsidiaries has taken, and the Company and its Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Shares or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(jjj)

The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof (the “Sarbanes-Oxley Act”).

(kkk)

Neither the Company nor any of its Subsidiaries is (a) required to register as an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder, or (b) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

(lll)

Except as would not reasonably be expected to result in a material adverse change to the Condition of the Company, (a) the Company and each of its Subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); (b) no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability; (c) the Company has not incurred and does not expect to incur liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (B) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and (d) each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(mmm)

With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Ontario all dividends and other distributions declared and payable on the Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(nnn)

No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company or any of its Subsidiaries under the laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iii) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(ooo)

Subject to the qualifications, limitations, exceptions and assumptions set forth in the Time of Sale Prospectus and the Prospectuses, the Company does not believe that it was a passive foreign investment company (a “PFIC”), as defined in section 1297 of the Internal Revenue Code of 1986, as amended, for its taxable year ending December 31, 2019.

(ppp)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(qqq)

The Company (a) has not alone engaged in any Testing-the-Waters Communication and (b) has not authorized anyone to engage in Testing-the-Waters Communications. The Company has not distributed any Written Testing-the-Waters Communications. “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act. “Written Testing-the-Waters Communication”

means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

(rrr)

As of the time of each sale of the Shares in connection with the Offering when the Prospectuses are not yet available to prospective purchasers, no free writing prospectus included, includes or will include a misrepresentation or an untrue statement of material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.	Representations and Warranties of the Selling Shareholders.

Each of the Selling Shareholders severally and not jointly represents and warrants to each of the Underwriters, with respect to itself and not with respect to any other Selling Shareholder, as of the date hereof, as of the Closing Date and as of any Option Closing Date, and agrees with each of the Underwriters, that:

(a)

The Selling Shareholder is an individual or a valid and subsisting entity duly formed or incorporated and in good standing under the laws of its formation or jurisdiction of incorporation and has all requisite power, capacity and authority to carry on its business as currently conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations hereunder.

(b)

All consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Shareholder of this Agreement, and for the sale and delivery of the Firm Shares and, if applicable, any Additional Shares (collectively, the “Total Shares”), to be sold by the Selling Shareholder hereunder, have been obtained, and such Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Total Shares to be sold by such Selling Shareholder hereunder.

(c)

The sale of the Total Shares to be sold by such Selling Shareholder hereunder, and the compliance by such Selling Shareholder with this Agreement and the consummation of the transactions herein contemplated will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, hypothec, deed of trust, loan agreement, lease or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or to which any of the property or assets of such Selling Shareholder is subject; (ii) result in any violation of the provisions of the organizational documents of such Selling Shareholder if such Selling Shareholder is a corporation, or the partnership agreement of such Selling Shareholder if such Selling Shareholder is a partnership; or (iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over such Selling Shareholder or any of its subsidiaries or any property or assets of such Selling Shareholder, except, in the case of (i) and (iii), where such violations would not, individually or in the aggregate, have a material adverse effect on the Selling Shareholder’s ability to perform its obligations hereunder.

(d)

There is no action, suit, investigation or proceeding, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any governmental authority pending or, to such Selling Shareholder’s knowledge, threatened against or affecting such Selling Shareholder which invalidates the sale and delivery of the Total Shares being sold by such Selling Shareholder or the validity of any action taken or to be taken by such Selling Shareholder pursuant to or in connection with this Agreement.

(e)

The Selling Shareholder has good and valid title to the Total Shares to be sold by such Selling Shareholder, free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims and demands or rights of any other person whatsoever. Such Selling Shareholder will transfer to the Underwriters good and marketable title to such Total Shares free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims and demands or rights of any other person whatsoever.

(f)

Such Selling Shareholder has, and on the Closing Date will have, valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) in respect of, the Shares to be sold by such Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Shares to be sold by such Selling Shareholder or a security entitlement in respect of such Shares.

(g)

Upon payment for the Shares to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such Shares), (A) DTC shall be a “protected purchaser” of such Shares (sold by such Selling Shareholder) within the meaning of Section 8-303 of the UCC, (B) the Underwriters will acquire a valid security entitlement in respect of such Shares (sold by such Selling Shareholder) as set forth under Section 8-501(b) of the UCC, and (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares (sold by such Selling Shareholder) may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(h)	Such Selling Shareholder has delivered to the Managers an executed lock-up agreement in substantially the form attached hereto as Exhibit A (the “lock-up agreement”).

(i)

No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any Total Shares held by such Selling Shareholder.

(j)

The Agreement has been duly executed and delivered by the Selling Shareholder and constitutes a valid and binding obligation of such Selling Shareholder enforceable against such Selling Shareholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(k)

Neither such Selling Shareholder, nor any affiliate of such Selling Shareholder, has taken and will take, directly or indirectly, any action that is designed to or that has constituted or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company for the purpose of facilitating the sale or resale of the Total Shares.

(l)

(a) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not, contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (c) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectuses are not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (d) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (e) each of the Prospectuses does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares, provided that the representations and warranties set forth in this paragraph 2(l) are limited to statements or omissions made in reliance upon Selling Shareholder Information furnished to the Company in writing by such Selling Shareholder expressly for use in the Registration Statement, the Time of Sale Prospectus, the Prospectuses or any amendments or supplements thereto.

(m)

The Selling Shareholder is not prompted by any information concerning the Company or its Subsidiaries which is not set forth in the Registration Statement, the Time of Sale Prospectus or the Prospectuses to sell its Shares pursuant to this Agreement.

(n)

(a) None of such Selling Shareholder or, if applicable, its subsidiaries, or, to the knowledge of such Selling Shareholder, any director, officer, employee, agent, representative, or affiliate thereof has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any Government Official in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (b) such Selling Shareholder and, if applicable, its subsidiaries have conducted their businesses in compliance with applicable anti-corruption laws and, if the Selling Shareholder is not an individual, have instituted and maintained and will continue to maintain policies and procedures as reasonably required and reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (c) neither the Selling Shareholder nor, if applicable, any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(o)

If the Selling Shareholder is not an individual, the operations of such Selling Shareholder and, if applicable, its subsidiaries are and have been conducted at all times in material compliance with all applicable Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Selling Shareholder or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Selling Shareholder, threatened.

(p)

(a) None of such Selling Shareholder or, if applicable, any of its subsidiaries, or, to the knowledge of such Selling Shareholder, any director, officer, employee, agent, representative, or affiliate thereof, is a Person that is, or is owned or controlled by one or more Persons that are:

(A)    the subject of any Sanctions, or

(B)    located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(b) Such Selling Shareholder will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(C)    to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(D)    in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(c) Such Selling Shareholder has not knowingly engaged in, is not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(q)

If the Selling Shareholder is not an individual, such Selling Shareholder represents and warrants that it is not (i) an employee benefit plan subject to Title I of ERISA, (ii) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

(r)	[Reserved.]

(s)

No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company, any of its Subsidiaries or the Selling Shareholders under the laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement and (ii) the sale and delivery of the Total Shares to the Underwriters or purchasers procured by the Underwriters, or (iii) the resale and delivery of the Total Shares by the Underwriters in the manner contemplated herein.

3.

Agreements to Sell and Purchase. Each Selling Shareholder, severally and not jointly, hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Selling

Shareholder at the purchase Price set forth in Schedule I-A hereto (the “Purchase Price”) the respective numbers of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, each Selling Shareholder agrees, severally and not jointly, to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth, as applicable, in Schedule I-B at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. Any such election to purchase Additional Shares shall be made in proportion to the maximum number of Additional Shares to be sold by each Selling Shareholder as set forth in Schedule I-B hereto. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least two business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 3 hereof solely for the purpose of covering sales of Common Shares in excess of the number of the Firm Shares. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

4.

Public Offering. The Company and the Selling Shareholders are advised by you that the Underwriters propose to make a public offering of the respective portions of the Selling Shareholders’ Shares as soon after this Agreement has become effective as in your judgment is advisable. The Company and the Selling Shareholders are further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectuses. The Company is further advised by you that prior to the commencement of any “road show” (within the meaning of NI-41-101) undertaken in connection with the marketing of the offering of the Shares you reasonably expected that the Shares would be sold primarily in the United States.

5.

Payment and Delivery. Payment for the Firm Shares to be sold by each Selling Shareholder shall be made to or as directed by each Selling Shareholder in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I-A hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares to be sold by the Selling Shareholders shall be made to or as directed by each Selling Shareholder in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as shall be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition (financial or otherwise) or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by each Selling Shareholder (or, in the case of a Selling Shareholder that is not an individual person, an executive officer of such Selling Shareholder acceptable to the Underwriters), to the effect that the representations and warranties of such Selling Shareholder contained in this Agreement are true and correct as of the Closing Date and that such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(d)

The Underwriters shall have received on the Closing Date an opinion of Goodmans LLP, Canadian counsel for the Company, dated the Closing Date, in form and substance satisfactory to you, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than the laws of Canada and of the province of Ontario (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters).

(e)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Cooley LLP, U.S. counsel for the Company, dated the Closing Date, in form and substance satisfactory to you.

(f)

The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the province of Ontario).

(g)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you.

(h)

The Underwriters shall have received on the Closing Date an opinion of Meretsky Law Firm, Canadian counsel for Intercap Equity Inc., a Selling Shareholder, dated the Closing Date, in form and substance satisfactory to you.

(i)

The Underwriters shall have received on the Closing Date an opinion of Nauth LPC, U.S. counsel for Intercap Equity Inc., a Selling Shareholder, dated the Closing Date, in form and substance satisfactory to you.

(j)

The Underwriters shall have received on the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, U.S. and Canadian counsel for Claudio Erba and Alessio Artuffo, each a Selling Shareholder, dated the Closing Date, in form and substance satisfactory to you.

(k)

The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PwC, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two business days prior to the Closing Date.

(l)

The Underwriters shall have received, on each of the date hereof and the Closing Date, a certificate of Ian Kidson, Chief Financial Officer of the Company, in form and substance reasonably satisfactory to the Underwriters, with respect to certain financial information contained in the Time of Sale Prospectus, and, with respect to the certificate delivered on the Closing Date, the Prospectuses.

(m)

The lock-up agreements, each in the form of Exhibit A hereto, between the Managers and certain shareholders, officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(n)	The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)

a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 6(b) hereof remains true and correct as of such Option Closing Date;

(ii)

a certificate, dated the Option Closing Date and signed by each Selling Shareholder (or, in the case of a Selling Shareholder that is not a physical person, an executive officer of such Selling Shareholder acceptable to the Underwriters), confirming that the certificate delivered on the Closing Date pursuant to Section 6(c) hereof remains true and correct as of such Option Closing Date;

(iii)

an opinion of Goodmans LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d) hereof;

(iv)

an opinion of Cooley LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(e) hereof;

(v)

an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(f) hereof;

(vi)

an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(g) hereof;

(vii)

an opinion of Meretsky Law Firm, Canadian counsel for Intercap Equity Inc., a Selling Shareholder, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(h) hereof;

(viii)

an opinion of Nauth LPC, U.S. counsel for Intercap Equity Inc., a Selling Shareholder, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(i) hereof;

(ix)

an opinion of Osler, Hoskin & Harcourt LLP, U.S. and Canadian counsel for Claudio Erba and Alessio Artuffo, each a Selling Shareholder, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Selling Shareholders on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(j) hereof;

(x)

a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PwC, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 6(k) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(xi)

a certificate of Ian Kidson, Chief Financial Officer of the Company, in form and substance reasonably satisfactory to the Underwriters, substantially in the same form and substance as the certificate provided to the Underwriters pursuant to Section 6(l) hereof.

(o)

such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Shares to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such Shares.

7.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)

To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)

All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario.

(c)

Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement without your prior consent, which consent shall not be unreasonably withheld, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L of Form F-10 under the Securities Act.

(d)

To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(e)

To furnish to you (i) opinions of the auditors of the Company, PwC, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of certain financial information (the “Financial Information”) contained in or incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as applicable, includes the same information and in all material respects carries the same meaning as the English language version thereof, and (ii) opinions of Lavery LLP, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including the applicable documents incorporated by reference therein, except for the Financial Information, is in all material respects a complete and proper translation of the English language version thereof; provided that in the event that any marketing materials are required to be prepared in the French language, the opinions described in clauses (i) and (ii) above will be modified to also cover the relevant portions of the marketing materials.

(f)

To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and U.S. securities laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(g)

Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(h)

During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Shares, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i)

(a) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, Prospectuses or any amendments or supplements thereto (“Offering Documents”), (b) the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States, (c) the institution or, to the knowledge of the Company, threatening of any proceeding for any of those purposes, or (d) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii)	any material adverse change in the Condition of the Company;

(iii)

any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or U.S. securities laws to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)

any change in any fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or U.S. securities laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(i)	The Company covenants and agrees with the Underwriters that it will:

(i)

promptly provide to the Underwriters via email or otherwise, and will cause each of its Subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, copies of any filings made by the Company or its Subsidiaries of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction; and

(ii)

promptly provide to the Underwriters via email or otherwise, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or U.S. securities laws or other legislation or the rules and regulations of the TSX or Nasdaq and provided, further, that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(j)

If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(k)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements).

(l)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements).

(m)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements), forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements).

(n)

To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(o)

The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iii) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(p)

To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(q)

If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

8.	Additional Covenants of the Company and Selling Shareholders. Each of the Company and the Selling Shareholders, severally and not jointly, covenants with each Underwriter as follows:

(a)

Each of the Selling Shareholders will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and each Selling Shareholder undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(b)

All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company or, as the case may be, a Selling Shareholder is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company or the Selling Shareholder, as the case may be, shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(c)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Selling Shareholders agree to pay or cause to be paid all reasonable expenses incident to the Offering, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants and counsel for the Selling Shareholders in connection with the registration, qualification and delivery of the Shares under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Shares, all translation costs associated therewith, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to and the sale by the Underwriters in the manner contemplated by this Agreement, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Shares under state securities laws, including reasonable fees and disbursements of counsel to the Underwriters incurred in connection therewith, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by FINRA (the fees of counsel in (iii) and (iv) not to exceed $35,000), (v) all costs and expenses incident to listing the Shares on Nasdaq and the TSX, (vi) the cost of printing any certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the cost of printing any certificates representing the Shares, (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and 50% of the cost of any aircraft used prior to the date of this Agreement, provided that the

Company will only be liable for any cost of chartered aircraft if it provided express prior consent to the use and charter and cost of such aircraft, (x) the document production charges and expenses associated with printing this Agreement, (xi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section and (xii) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing. It is understood, however, that except as provided in Section 7, this Section, Section 10 entitled “Indemnity and Contribution” and the last paragraph of Section 12 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make. Notwithstanding the foregoing, as between the Selling Shareholders and the Company, this paragraph is not intended to modify the provisions of the Investor Rights Agreement dated October 8, 2019 or any related letter agreements among the Company and the Selling Shareholders, as they relate to expenses.

(d)

The Company also covenants with each Underwriter that, without the prior written consent of the Managers identified in Schedule I-A with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I-A hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The foregoing sentence shall not apply to (a) the Shares to be sold by the Company hereunder, (b) the issuance of incentive compensation or equity (including Common Shares underlying equity awards) in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated, (c) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided (i) that the aggregate amount of Common Shares issued in connection with such transactions does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering and (ii) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto, or (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Selling Shareholder or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

(e)

Each Selling Shareholder shall deliver to the Underwriters, on or prior to the Closing Date, a properly completed U.S. Internal Revenue Service Form W-8 or W-9 (with required attachments), as applicable, establishing a complete exemption from United States backup withholding tax.

9.

Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I-A or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Shares and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares.

10.	Indemnity and Contribution.

(a)

The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) arising out of any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or arising out of any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are arising out of any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below, or (ii) the Selling Shareholder Information. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim other than a claim made under U.S. securities laws if the person asserting the claim was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(b)

Each Selling Shareholder agrees, severally and not jointly, to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all Damages arising out of any misrepresentation or untrue statement or alleged untrue statement of a material fact in any Selling Shareholder Information relating to such Selling Shareholder contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or arising out of any misrepresentation or omission or alleged misrepresentation or omission to state in any Selling Shareholder Information related to such Selling Shareholder contained therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to any Selling Shareholder Information furnished in writing by or on behalf of such Selling Shareholder expressly for use therein. The liability of each Selling Shareholder under the indemnity agreement contained in this paragraph shall be limited to a maximum aggregate amount equal to the aggregate public offering price of the Shares less the applicable underwriting discounts and commissions, sold by such Selling Shareholder under this Agreement. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim other than a claim made under U.S. securities laws if the person asserting the claim was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(c)

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the eleventh through fourteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(d)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), 10(b) or 10(c), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence, or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange

Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Selling Shareholders and all persons, if any, who control any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Shareholders and such control persons of any Selling Shareholders, such firm shall be designated in writing by such Selling Shareholders. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e)

To the extent the indemnification provided for in Section 10(a), 10(b) or 10(c) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 10(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Selling Shareholders and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the U.S. Final Prospectus. The relative fault of the Company and the Selling Shareholders on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Shareholders or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint. The liability of each Selling Shareholder under the contribution agreement contained in this paragraph shall be limited in the case of a Selling Shareholder to a maximum aggregate amount equal to the aggregate public offering price of the Shares, less the applicable underwriting discounts and commissions, sold by such Selling Shareholder under this Agreement.

(f)

The Company, the Selling Shareholders and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(e). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 10(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g)

The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

11.

Termination. The Underwriters may terminate this Agreement by notice given by you to the Company and the Selling Shareholders, if after the execution and delivery of this Agreement and prior to the Closing Date or any Option Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NYSE American, Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on Nasdaq or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

12.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 12 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company and the Selling Shareholders for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholders, except in respect of any liability which may have arisen or may arise under Sections 8(b) and 10. In any such case either you, the Company or the relevant Selling Shareholder shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company or any Selling Shareholder to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) the Company or any Selling Shareholder be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, should not include termination pursuant to Section 11(i), (iii), (iv) or (v)), the Selling Shareholders, severally and not jointly (pro rata in accordance with the number of Firm Shares that each Selling Shareholder proposes to sell to the Underwriters as set forth on Schedule I-B) will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

13.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)

The Company and each of the Selling Shareholders irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company and each of the Selling Shareholders has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)

The Company hereby irrevocably appoints CT Corporation System with offices at 28 Liberty Street, New York, New York 10005, U.S.A., as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. Intercap Equity Inc. hereby irrevocably appoints Cogency Global Inc. with offices at 122 East 42nd Street, 18th Floor New York, NY 10168, U.S.A., as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon Intercap Equity Inc. at the office of such agent. Each of Claudio Erba and Alessio Artuffo hereby irrevocably appoints CT Corporation System with offices at 28 Liberty Street, New York, New York 10005, U.S.A., as his agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon him at the office of such agent. The Company and the Selling Shareholders waive, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. Each of the Company and the Selling Shareholders represents and warrants that such agent has agreed to act as the agent for service of process, and each of the Company and the Selling Shareholders to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

14.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United State.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.	Entire Agreement.

(a)

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company and the Selling Shareholders, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Shares.

(b)

The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering. Each Selling Shareholder further acknowledges and agrees that, although the Underwriters may provide certain Selling Shareholders with certain Regulation Best Interest and Form CRS disclosures or other related documentation in connection with the Offering, the Underwriters are not making a recommendation to any Selling Shareholder to participate in the Offering or sell any Shares at the Purchase Price, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

16.

Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17.

Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

18.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

19.

Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company or any Selling Shareholder with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company and each of the Selling Shareholders agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company, or the relevant Selling Shareholder(s), as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

20.

Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I-A hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I-A hereto.

[Signature Page to follow]

Very truly yours,

DOCEBO INC.

By:	/s/ Ian Kidson
Name: Ian Kidson
Title: Chief Financial Officer

INTERCAP EQUITY INC.

By:	/s/ Jason Chapnik
Name: Jason Chapnik
Title: Chairman

CLAUDIO ERBA
/s/ Claudio Erba

ALESSIO ARTUFFO
/s/ Alessio Artuffo

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
Name: James Watts
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Rob Chisholm
Name: Rob Chisholm
Title: Managing Director

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto.

[Signature Page to Underwriting Agreement]

SCHEDULE I-A

Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Canaccord Genuity LLC

Managers authorized to release lock-up under Section 6(w):	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Canaccord Genuity LLC

Managers authorized to appoint counsel under Section 8(c):	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Canaccord Genuity LLC

Registration Statement File No.:	333-251046

Marketing Materials	Roadshow Presentation dated January 2021

Time of Sale Prospectus	1. U.S. Preliminary Prospectus 2. Orally conveyed information: Initial Public Offering Price: $49.67 Number of Firm Shares: 2,013,288 Number of Additional Shares: 301,993

Lock-up Restricted Period:	90 days after the date hereof

Title of Shares to be purchased:	Common Shares

Number of Firm Shares:	2,013,288 Firm Shares

Number of Additional Shares:	301,993 Additional Shares

Purchase Price:	US$47.6832 a share (being a gross purchase price of US$$49.6700 net an underwriting commission of US$1.9868)

Initial Public Offering Price	US$49.67 a share

Selling Concession:	US$1.19208 a share

Closing Date and Time:	January 26, 2021 9:00 a.m.

Address for Notices to Underwriters:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Attention: Equity Syndicate Desk, with a copy to the Legal Department

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Attention: Registration Department

Canaccord Genuity LLC

99 High Street, 12th Floor

Boston, Massachusetts 02110

Attention: U.S. ECM and General Counsel

Address for Notices to the Company:	Docebo Inc. 366 Adelaide St. West Suite 701 Toronto, Ontario M5V1R9

Sch. I-A-1

Attention: Ian Kidson

Addresses for Notices to the Selling Shareholders:

Intercap Equity Inc.

261 Davenport Road

Suite 200

Toronto, Ontario

M5R 1K3

Attention: Jason Chapnik

Claudio Erba

Via Moro 1, 20846

Macherio MB, Italy

Alessio Artuffo

186 Kenilworth Ave,

Toronto, ON M4L 3S6

Sch. I-A-2

SCHEDULE I-B

Selling Shareholders	Number of Firm Shares Offered	Number of Additional Shares Offered
Intercap Equity Inc.	1,811,960	271,794
Claudio Erba	150,996	22,649
Alessio Artuffo	50,332	7,550

Total	2,013,288	301,993

Sch. I-B-1

SCHEDULE II

Underwriters	Number of Firm Shares
Morgan Stanley & Co. LLC	750,756
Goldman Sachs & Co. LLC	600,162
Canaccord Genuity LLC	350,312
TD Securities Inc.	70,465
CIBC World Markets Inc.	70,465
National Bank Financial Inc.	70,465
Scotia Capital (USA) Inc.	70,465
Cormark Securities Inc.	10,066
Eight Capital	10,066
Laurentian Bank Securities Inc.	10,066

Total	2,013,288

Sch. II

EXHIBIT A

FORM OF LOCK-UP LETTER

January [    ], 2021

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Canaccord Genuity LLC

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

c/o Canaccord Genuity LLC

99 High Street, 12th Floor

Boston, Massachusetts 02110

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Canaccord Genuity LLC (collectively, the “Managers”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Docebo Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of common shares of the Company (the “Common Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending on the date that is 90 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of

Ex. A-1

ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to:

(a)	Common Shares to be sold pursuant to the Underwriting Agreement;

(b)

transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions;

(c)	transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or gifts or for bona fide estate planning purposes, including charitable contributions;

(d)	distributions of Common Shares or any security convertible into Common Shares to limited partners, members or stockholders or other equity holders of the undersigned;

(e)

transfers by the undersigned of Common Shares or any security convertible into Common Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), or (6) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible hereunder;

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Common Shares shall be required or shall be voluntarily made during the Restricted Period;

(f)

a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Common Shares involving a Change of Control (as defined below) of the Company, provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger,

Ex. A-2

consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

(g)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period;

(h)

receipt of securities (including on a “net” basis with transfers to the Company) solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions of restricted share units, performance share units or other equity awards of the Company, provided that any Common Shares received upon such exercise, vesting and/or redemption will be subject to the terms of this lock-up agreement, provided further that to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding any exercise, vesting or redemption under this clause (h), such announcement or filing shall include a statement to the effect that no transfer of remaining Common Shares from such exercises, vesting and/or redemption may be made during the Restricted Period;

(i)	[the existing pledge by Intercap Equity Inc. of Common Shares under an existing credit facility][1]; and

(j)

[in any other transfer of Common Shares by the undersigned, provided that the aggregate number of Common Shares transferred by the undersigned pursuant to this clause (j) does not exceed 25,000 Common Shares.][2]

For purposes of clause (f) above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d3 and 13d-5 of the Exchange Act) of more than 60% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s

[1]	Applicable only to the lock-up letter of Intercap Equity Inc.
[2]	Applicable to the lock-up letters of Martino Bagini, Ian Kidson, James Merkur, Kristin Halpin Perry, Fabio Pirovano, Steve Spooner, and Will Anderson, only.

Ex. A-3

transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company, the Selling Shareholders and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Common Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Common Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Managers in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination), provided that no Common Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) February 28, 2021 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Ex. A-4

Very truly yours,

(Name)

(Address)

Ex. A-5

Annex A

Directors and Officers of the Company

Claudio Erba

Ian Kidson

Martino Bagini

Alessio Artuffo

Fabio Pirovano

Jason Chapnik

Steve Spooner

Kristin Halpin Perry

Will Anderson

James Merkur

Shareholders

Intercap Equity Inc.

Annex A-1